Exhibit 99.1

SYLA Technologies Co., Ltd. Announces Closing of US$15 Million Initial Public Offering

TOKYO, JAPAN – April 4, 2023 – SYLA Technologies Co., Ltd., (“SYLA” or “the Company”), operator of the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, today announced that it has closed its previously announced initial public offering of 1,875,000 American Depositary Shares (“ADSs”) at a price to the public of US$8.00 per ADS, for total gross proceeds of US$15,000,000. Each 100 ADSs represent one common share of SYLA. After deducting the underwriting commissions, discounts, and offering expenses payable by SYLA, SYLA received net proceeds of approximately US$13.7 million. SYLA intends to use the net proceeds of the offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as the development and marketing of new services.

The ADSs began trading on the Nasdaq Capital Market on March 31, 2023, under the symbols “SYT.” SYLA is scheduled to ring the Nasdaq opening bell on April 10, 2023.

Boustead Securities, LLC acted as the managing underwriter and bookrunner for the initial public offering.

Anthony L.G., PLLC acted as U.S. legal counsel to SYLA and Bevilacqua PLLC acted as legal counsel to Boustead Securities, LLC for the initial public offering. DT Legal Japan acted as Japanese legal counsel to SYLA.

The ADSs were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-268420) previously filed with and subsequently declared effective by the Securities and Exchange Commission (“SEC”). A final prospectus relating to the offering was filed with the SEC on March 31, 2023 and is available on the SEC’s website at http://www.sec.gov. A copy of the final prospectus related to the offering may be obtained from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling 1 (949) 502-4408 or requested by standard mail at Boustead Securities LLC: Attn: Equity Capital Markets, 6 Venture, Suite 395, Irvine, CA 92618, USA.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any security in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About SYLA Technologies Co., Ltd.

Headquartered in Tokyo, Japan, SYLA Technologies Co., Ltd consists of the Company and its consolidated subsidiaries (SYLA Corporation, SYLA Solar Corporation, SYLA Brain Corporation, and SYLA Biotech Corporation). The Company owns and operates the largest membership real estate crowd-funding platform in Japan, Rimawari-kun, which targets individuals, corporate and institutional investors, as well as high net worth individuals. Their mission is to democratize real estate investment around the world through technology and asset management through the Rimawari-kun platform. They are engaged in the overall investment condominium business, including planning, development, construction, sales, rental management, building management, repair work, and the sale of properties. Additional information about the Company’s products and services is available at www.syla-tech.jp/en.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus filed with the SEC on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact Information

SYLA Technologies Investor Relations Contact:

Gateway Group, Inc.

John Yi and Thomas Thayer

SYLA@gatewayir.com

(949) 574-3860

Underwriter Inquiries:

Boustead Securities, LLC

Keith Moore

offerings@boustead1828.com

Tel +1 (949) 502 4408